UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

June 28, 2021

Commission File Number: 001-31269

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ALCON INC.
(Registrant Name)

Rue Louis-d'Affry 6, 1701 Fribourg, Switzerland
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F: Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release issued by Alcon Inc. dated June 28, 2021 titled “Alcon Announces Executive Committee Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALCON INC.

Date:	June 28, 2021	By:	/s/ Royce Bedward
Name: Royce Bedward
Title: Authorized Representative

Date:	June 28, 2021	By:	/s/ Tom Hudnall
Name: Tom Hudnall
Title: Authorized Representative

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